FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP								OMB APPROVAL OMB Number 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
• Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* ALTOBELLO DANIEL J.	Issuer Name and Ticker or Trading Symbol MESA AIR GROUP, INC. - MESA					6. Relationship of Reporting Person to Issuer (check all applicable) X Director 10% Owner
(Last) (First) (Middle) 410 North 44th Street, Suite 700	3. I.R.S. Identification Number of Reporting Person, if entity (Voluntary)			4. Statement for Month/Year February 18, 2003		Officer (give title below)		____ Other (specify below)
						__________________________________
(Street) Phoenix Arizona 85008				5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
(City (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
MESA Common	2/18/03	P		1,300	A	$4.19		D
MESA Common	2/18/03	P		400	A	$4.20		D
MESA Common	2/18/03	P		200	A	$4.21		D
MESA Common	2/18/03	P		3,100	A	$4.22	6,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued) Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- tion Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (instr. 5)	9. Number of Deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of De- rivative Secu- rity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Bene- Ficial Own- Ership (Instr. 4)
							Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)
Stock Option (Right to buy)	$6.60	1/30/98					1/30/98	1/30/08	Mesa Common	3,000			D
Stock Option (Right to buy)	$6.56	2/02/98					2/02/98	2/02/08	Mesa Common	10,000			D
Stock Option (Right to buy)	$8.75	4/01/98					4/01/98	4/01/08	Mesa Common	5,772			D
Stock Option (Right to buy)	$6.19	4/01/99					4/01/99	4/01/09	Mesa Common	5,486			D
Stock Option (Right to buy)	$6.25	4/01/00					4/01/00	4/01/10	Mesa Common	6,572			D
Stock Option (Right to buy)	$8.562	4/01/01					4/01/01	4/01/11	Mesa Common	5,743			D
Stock Option (Right to buy)	$12.24	7/13/01					7/13/01	7/13/11	Mesa Common	732			D
Stock Option (Right to buy)	$10.74	4/4/02					4/4/02	4/4/12	Mesa Common	6,140			D
Stock Option (Right to buy)	$4.64	2/12/03					2/12/03	2/12/13	Mesa Common	3,000		46,445	D

Explanation of Responses:

/S/ DANIEL ALTOBELLO 02/18/03

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. **Signature of Reporting Person       Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.

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